UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 18, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Leidos Holdings, Inc.
Leidos, Inc.

File Nos. 1-33072 and 0-12771 - CF#30911

Leidos Holdings, Inc. and Leidos, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to Forms 10-K filed on March 27, 2014.

Based on representations by Leidos Holdings, Inc. and Leidos, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.29	through March 27, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary